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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                   CCAIR INC.
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                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                    124868100
                   ------------------------------------------
                                 (CUSIP number)

                             Frederick S. Downs, Jr.
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8990
--------------------------------------------------------------------------------

(Name, address and telephone number of person authorized to receive notices and communications)

                                 January 9, 1998
            --------------------------------------------------------

             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

--------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
---------------------------                          ---------------------------
  CUSIP No.  124868100                               Page  2  of  6
---------------------------                          ---------------------------

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAR Investment Partners, L.P.

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        WC

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                             [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

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                         7.       SOLE VOTING POWER

                                  685,000

  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        NONE
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                          685,000

                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  NONE

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        685,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.8%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                          ---------------------------
  CUSIP No.  124868100                               Page  3  of  6
---------------------------                          ---------------------------

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAR GROUP, L.P.

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        STATE OF DELAWARE

--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  685,000

  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        NONE
    EACH
 REPORTING               -------------------------------------------------------
  PERSON                 9.       SOLE DISPOSITIVE POWER
   WITH:
                                  685,000

                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  NONE

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        685,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.8%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                          ---------------------------
  CUSIP No.  124868100                               Page  4  of  6
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PAR CAPITAL MANAGEMENT, INC.

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        WC

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        STATE OF DELAWARE

--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                  685,000

  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        NONE
    EACH
 REPORTING               -------------------------------------------------------
  PERSON                 9.       SOLE DISPOSITIVE POWER
   WITH:
                                  685,000

                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                  NONE

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        685,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.8%

--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO

================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

        PIP purchased 585,000 shares of Common Stock of the Issuer in open market transactions and an additional 100,000 shares of Common Stock in a private placement, bringing PIP's total ownership to 685,000 shares. The sole source of the funds used in making purchases of the Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in
Item 5.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of this statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 685,000 shares of the Common Stock of the Issuer, representing approximately 8.8% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of the Issuer believed to be outstanding as of November 7, 1997, as reported in the Form 10-Q of the Issuer for the quarterly period ending September 30, 1997 (which is the most recently available filing by the Issuer with the Commission) is 7,790,695. The total amount of funds used in purchasing the 685,000 shares of Common Stock was $1,844,463.19.

        To the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

        (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 685,000 shares of Common Stock of the Issuer.

        (c) Except for the purchase of the securities reported above, to the best knowledge of PIP, PAR Group and PAR Capital, none of PIP, PAR Group and PAR Capital, nor any officer or director of PAR Capital has effected any transactions in the Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.



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                                    SIGNATURE

        After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1998

                              PAR INVESTMENT PARTNERS, L.P.
                              By: PAR GROUP, L.P.
                                  its general partner

                              By: PAR CAPITAL MANAGEMENT, INC.
                                  its general partner

                              By: /s/ Frederick S. Downs, Jr., Vice President
                                  -------------------------------------------


                              PAR GROUP, L.P.
                              By: PAR CAPITAL MANAGEMENT, INC.,
                                  its general partner

                              By: /s/ Frederick S. Downs, Jr., Vice President
                                  -------------------------------------------


                              PAR CAPITAL MANAGEMENT, INC.

                              By: /s/ Frederick S. Downs, Jr., Vice President
                                  -------------------------------------------




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